09042437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30576

SEC Mail Processing Section
AUG 31 2009
Washington, DC
122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2008** (MM/DD/YY) AND ENDING **JUNE 30, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. MAIN STREET, SUITE 1118
(No. and Street)

SPOKANE	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK K. DONAHUE — **509-838-1313**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDIRMID, MIKKELSON & SECREST, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. SPRAGUE, SUITE 380	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/24

OATH OR AFFIRMATION

I, ROBERT O. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON SECURITIES, INC., as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI JO VOSE
COMMISSION EXPIRES
NOTARY
PUBLIC
OCT. 7, 2012
STATE OF WASHINGTON

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON SECURITIES, INC.

TABLE OF CONTENTS

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen + Secrest, P.S.

August 25, 2009
Spokane, Washington

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2009 and 2008

ASSETS	2009	2008
Cash	**$ 844**	$ 63,706
Receivable from clearing broker	**3,065**	13,833
Investment advisory fees and commissions receivable	**123,444**	187,049
Employee receivable	**21,934**	10,000
Marketable securities owned:		
Trading account	**2,289**	6,782
Investment account	**22,825**	60,980
Prepaid expenses	**13,198**	27,878
Deposit with clearing house	**50,000**	50,000
Furniture and equipment	**7,519**	5,478
Newsletter publishing rights, less accumulated amortization of $82,977 and $77,287	**2,371**	8,061
	$ 247,489	$ 433,767
LIABILITIES AND STOCKHOLDER'S EQUITY		
Checks written in excess of bank balance	**$ 3,565**	
Payable to vendors	**20,872**	$ 11,163
Payroll and business taxes payable	**19,653**	67,838
State income taxes payable	**60**	60
Deferred advisory service revenue	**10,734**	26,687
	54,884	105,748
Stockholder's equity:		
Common stock, $100 par value:		
Authorized, 500 shares;		
Issued and outstanding, 100 shares	**10,000**	10,000
Additional paid-in capital	**328,279**	252,734
Retained earnings (deficit)	**(145,674)**	65,285
	192,605	328,019
	$ 247,489	$ 433,767

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF OPERATIONS
for the years ended June 30, 2009 and 2008

	2009	2008
Revenues:		
Investment advisory fees and commissions	**$ 1,751,314**	$ 2,351,908
Trading commissions	**144,239**	284,730
Trading loss	**(20,048)**	(8,357)
Interest and dividend income	**14,608**	16,232
	1,890,113	2,644,513
Expenses:		
Salaries and commissions	**1,302,392**	1,762,886
Licenses and regulatory fees	**58,516**	34,179
Payroll taxes	**84,277**	98,345
Telephone and utilities	**61,105**	90,634
Occupancy and leases expense	**168,095**	160,361
Auto	**22,629**	22,167
Office expense and postage	**87,789**	120,734
Travel and entertainment	**28,109**	43,721
Consulting expense	**44,876**	60,198
Newsletter expense	**15,900**	18,000
Continuing education expense	**142**	231
Business and property taxes, net of refunds	**6,941**	14,368
Depreciation and amortization	**8,297**	7,238
Professional services	**14,613**	20,329
Insurance	**125,063**	125,298
Quotation service	**18,136**	20,600
401(k) plan expense	**10,361**	27,524
Miscellaneous	**42,971**	39,373
	2,100,212	2,666,186
Loss before income taxes	**(210,099)**	(21,673)
Income tax expense	**860**	860
Net loss	**$ (210,959)**	$ (22,533)

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended June 30, 2009 and 2008

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, July 1, 2007	100	$ 10,000	$ 252,734	$ 177,818	$ 440,552
Dividends paid				(90,000)	(90,000)
Net loss for the year ended June 30, 2008				(22,533)	(22,533)
Balances, June 30, 2008	100	10,000	252,734	65,285	328,019
Contributions			75,545		75,545
Net loss for the year ended June 30, 2009				(210,959)	(210,959)
Balances, June 30, 2009	**100**	**$ 10,000**	**$ 328,279**	**$ (145,674)**	**$ 192,605**

The accompanying notes are an integral part of the financial statements.

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended June 30, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (210,959)	$ (22,533)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	8,297	7,238
Changes in assets and liabilities:		
Net receivable from clearing broker	10,768	7,656
Fees and commissions receivable	63,605	17,447
Employee receivables	(11,934)	(10,000)
Marketable securities owned, net	118,193	(4,768)
Prepaid expenses	14,680	(4,179)
Payable to vendors	9,709	(1,669)
Payroll and business taxes payable	(48,185)	(219)
Accrued bonuses		(24,000)
State income taxes payable		35
Deferred advisory service revenue	(15,953)	(4,851)
Total adjustments	149,180	(17,310)
Net cash used in operating activities	(61,779)	(39,843)
Cash flows from investing activities:		
Purchase of equipment	(4,648)	(5,672)
Cash flows from financing activities:		
Check written in excess of bank balance	3,565	
Dividends paid		(90,000)
Net cash provided by (used in) financing activities	3,565	(90,000)
Net decrease in cash	(62,862)	(135,515)
Cash at beginning of year	63,706	199,221
Cash at end of year	$ 844	$ 63,706

Continued

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS, *Continued*
for the years ended June 30, 2009 and 2008

	2009	2008
Supplemental disclosure of non-cash financing activities:		
Investment securities contributed as additional paid-in capital	**$ 75,545**	
Supplemental disclosure of cash paid for income taxes	**$ 860**	$ 825

The accompanying notes are an integral part of the financial statements.

1. The Company and Significant Accounting Policies:

Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Orlando, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company places its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be a significant credit risk.

Continued

1. The Company and Significant Accounting Policies, *continued*:

The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Marketable securities owned by the Company are stated at fair value as disclosed in Note 2.

Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

The purchase cost of publishing rights for an investment newsletter is being amortized on the straight-line method over 15 years. Amortization expense was $5,690 for both years ended June 30, 2009 and 2008.

The Company's policy is to expense advertising costs when incurred.

2. Fair Value:

During the year ending June 30, 2009 the Company adopted FASB Statement No. 157, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

Fair value at June 30, 2009 was determined as follows:

Marketable Securities	Quoted Prices in Active Markets
Trading securities	$ 2,289
Available-for-sale (investment) securities	22,825
	$25,114

Continued

2. Fair Value, *continued*:

For all trading and available-for-sale securities, fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.

3. Furniture and Equipment:

Furniture and equipment at June 30, 2009 and 2008 consisted of the following:

	2009	2008
Furniture and fixtures	**$101,605**	$112,579
Computer equipment	**39,542**	43,665
Telephone system		56,846
	141,147	213,090
Less accumulated depreciation	**133,628**	207,612
	$ 7,519	$ 5,478

Depreciation expense for the years ended June 30, 2009 and 2008 was $2,607 and $1,548, respectively.

4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company was required to maintain minimum net capital of $5,000 and $50,000 at June 30, 2009 and 2008, respectively, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $36,791 and $81,998 at June 30, 2009 and 2008, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.49 to 1 and 1.29 to 1 at June 30, 2009 and 2008, respectively.

Continued

5. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a discretionary match made by the Company. During the year ended June 30, 2009 the Company reduced the match of participants' deferrals from 25% to 0%. For the years ended June 30, 2009 and 2008, the Company's contribution was $10,361 and $27,524, respectively.

6. Income Taxes:

The income tax provision for the years ended June 30, 2009 and 2008 was for state income tax expense. There was no federal income tax expense for the years ended June 30, 2009 and 2008. At June 30, 2009, the Company has an unused operating loss carryforward of approximately $275,000 that may be applied against future taxable income through 2028.

7. Lease Commitments:

The Company leases its Spokane and San Diego office space for $8,007 monthly under operating lease agreements. The Spokane lease expires October 2009 and the San Diego lease expires September 2009. The Company also leases its Orlando office space for $1,850 per month under a month to month agreement. Lease expense including utilities for all locations was $119,168 and $117,009 for the years ended June 30, 2009 and 2008, respectively. Future minimum payments under noncancellable office space leases having initial or remaining lease terms in excess of one year for the year ending June 30, 2010 are expected to be $29,994.

The Company leases various equipment from NFS Leasing, L.L.C., which is owned 100% by the stockholder of the Company. The lease agreements currently provide for rent of $3,900 per month including applicable sales tax. Rent expense paid under these agreements was $48,927 and $43,352 for the years ended June 30, 2009 and 2008, respectively. Future minimum annual rents due under these agreements are as follows:

Years ending June 30:	
2010	$36,640
2011	25,522
2012	3,401
	$65,563

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2009, and have issued our report dated August 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen + Secrest, P.S.

August 25, 2009
Spokane, Washington

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2009

Net capital:		
Stockholders' equity:		
Common stock	$ 10,000	
Additional paid-in capital	328,279	
Retained deficit	(145,674)	
Total stockholders' equity		**$ 192,605**
Deductions:		
Non-allowable assets:		
Other receivables	115,907	
Employee receivables	10,000	
Prepaid expenses	13,198	
Furniture and equipment at cost, net of accumulated depreciation	7,519	
Newsletter publishing rights, net of accumulated amortization	2,371	
		148,995
Net capital before haircut on securities positions		**43,610**
Haircuts on securities	4,049	
Undue concentration	2,770	
		6,819
Net capital		**$ 36,791**
Required net capital		**$ 5,000**
Excess net capital		**$ 31,791**
Aggregate indebtedness:		
Checks written in excess of bank balance	$ 3,565	
Payable to vendors	20,872	
Payroll and business taxes payable	19,653	
State income taxes payable	60	
Deferred advisory service revenue	10,734	
Total aggregate indebtedness		**$ 54,884**
Ratio of aggregate indebtedness to net capital		**1.49 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2009

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2009

Net capital:		
Net capital as reported on FOCUS REPORT	$ 39,897	
Audit adjustments to accrue payroll taxes payable	(2,998)	
Audit adjustment to increase state income tax payable	(60)	
Audit adjustment to increase undue concentration	(46)	
Rounding	(2)	
Net capital which should have been reported		**$ 36,791**
Net capital as computed on page 12		**$ 36,791**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$ 48,261	
Audit reclassification of checks written in excess of bank balance	3,565	
Audit adjustment to accrue payroll taxes payable	2,998	
Audit adjustment to increase state income tax payable	60	
Aggregate indebtedness which should have been reported		**$ 54,884**
Aggregate indebtedness as computed on page 12		**$ 54,884**

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2009

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid
Marcie M. Harper
Keith A. Schmidt

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

Continued

Board of Directors
Nelson Securities, Inc.

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McDirmid, Mikkelsen + Secrest, P.S.

August 25, 2009
Spokane, Washington

NELSON SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
June 30, 2009 and 2008